Mail Stop 4561

January 13, 2006

Mr. Van A. Dukeman
Chief Executive Officer
Main Street Trust, Inc.
100 West University
Champaign, Illinois 61820

> **Re: Main Street Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2005**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2005**
> **File No. 000-30031**

Dear Mr. Dukeman:

We have reviewed your response dated November 3, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3 – Investment in Debt and Equity Securities, page 46

1.   We note your response to prior comment number 1 which, in part, states that you 'determined that any continuous losses on common stock investments were temporary as of December 31, 2002, 2003 and 2004 and March 31, 2005.' However, the information provided in your response is not supportive of that determination. Your response indicates that you do not use a "bright line or rule of thumb test when evaluating other-than-temporary impairment". Your responses also do not provide any evidence that the Company has a suitable policy to determine other-than-temporary impairment. Your Form 10-K indicates that in estimating other-than-temporary impairment losses,

management considers (1) the length of time and extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. With regards to part (1) of your policy, we do not believe you have adequately applied the length of time test in assessing your equity investment when the fact remains that more than half of your investments had been in a loss position for greater than a year at December 31, 2002 and remained in a loss position since then. With regards to part (2) of your policy, we continue to believe you have not supported "near term prospects" argument in your evaluations. For instance, in your letter dated August 31, 2005 with regards to the Bristol Myers Squibb stock, you indicated that at December 31, 2002 you projected that the Company's EPS would climb back above $2 per share over "the next couple of years". With regards to your Compuware analysis you thought it reasonable to assume a 12-month forward revenue estimate. Your evaluations of the "near term prospects" appear to extend beyond what the Staff believes is a reasonable short term period of recovery (one to two months) when evaluating an equity security that has been in a loss position for twelve months or more. With regards to Part (3) of your policy we again refer you to the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated March 4, 2005, which indicates that the ability to hold an equity security indefinitely would not, by itself, allow an investor to avoid an other-than-temporary impairment. Considering the Company has not adequately supported their analysis and appears to have relied mainly on the "intent and ability" criteria, the Staff continues to believe that the Company had other-than-temporary losses in their equity securities as far back as December 31, 2002 that should have been recognized in earnings. Please revise your financial statements accordingly.

2.   We note your evaluation of paragraph 5 of FIN 46(R) with respect to your investment in Champaign-Urbana Venture Fund, LLC ("LLC") in your response to prior comment number 2. Please address the following additional comments that we have based upon your analysis.
   ▪ Your analysis of the paragraph 5.c of FIN 46(R) states that you may not meet this provision. Provide an additional analysis to conclude whether the conditions of this provision exist or not and whether the LLC is a Variable Interest Entity which would be subject to consolidation.
   ▪ Provide a conclusion as to whether the LLC is a Variable Interest Entity based on your analysis of paragraph 5.b of FIN 46(R). Based on your response, it appears that you do not have decision making authority of the LLC and your voting rights are not proportional to your economic risks and rewards. Tell us how you considered these aspects of your equity investment at risk in the LLC when concluding whether the LLC is a Variable Interest Entity.
   ▪ If you conclude that your investment in the LLC is a variable interest entity, explain how you evaluated paragraphs 14 and 15 of FIN 46(R) to determine the primary beneficiary. When providing your conclusion, tell us whether you are required to

- absorb greater than 50% of the expected losses and/or entitled to greater than 50% of the expected residual returns of the LLC.
- Your response states that consolidating the LLC would not have a material impact on your previously filed financial statements. If you conclude that you are the primary beneficiary of the LLC, provide an analysis of the materiality that consolidating the LLC would have on your previously issued financial statements in accordance with SAB Topic 1M.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3499 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief